[Perkins Coie LLP Letterhead]

June 5, 2007

VIA EDGAR FILING AND FEDERAL EXPRESS

Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	MPC Corporation, f/k/a HyperSpace Communications, Inc.

Form S-3/A

Filed on April 9, 2007

Forms 10-KSB for the Fiscal Year Ended December 31, 2006

File No. 333-138529

Dear Ms. Jacobs:

On behalf of MPC Corporation f/k/a HyperSpace Communications, Inc. (the "Company"), we are transmitting the following responses of the Company to the comments of the Commission's staff (the "Staff") in regard to the Company's Form 10-KSB for the year ended December 31, 2006, as set forth in your comment letter dated May 3, 2007 (the "Comment Letter").

The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.

With respect to the Staff's comments on the Company's previously filed Form 10-KSB, we have provided the Company's responses and, where applicable, proposed new or amended disclosure as part of this letter and request the Staff's permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed periodic reports. The Company believes that this approach is appropriate in light of the nature of the Staff's comments.

Amendment No. 1 to Form S-3

1.	We are still reviewing your responses to prior comments 1 and 2 of our letter dated February 8, 2007.

RESPONSE:

Per a conversation between Sonny Allison and Barbara Jacobs on May 15, 2007, we understand that these comments have been resolved and require no further response.

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Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Results of Operations, page 29

2.

We note your response to prior comment number 8 and your use of the EBITDA non-GAAP measure in your form 10-KSB/A for the fiscal year ended December 31, 2006. Your disclosure indicates that your non-GAAP measures are useful because they "eliminate items that have less bearing on [y]our operating performance and so highlight trends in [y]our core business." Please clarify the relationship between the recurring expenses eliminated in your non-GAAP measure and all of your other expenses and how you have determined that the recurring expenses eliminated have less bearing on your performance than these other expenses. Explain further why you believe that these recurring expenses are not part of your core business. In this respect, please explain whether you use the intangible assets acquired in the acquisition of MPC to generate revenues or cash flows. If so, explain why you believe that eliminating the expense associated with those revenues or cash flows is useful. Please note that in accordance with Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP financial Measures, determining "whether a non-GAAP measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances." Therefore, you must either demonstrate the usefulness of your non-GAAP measure or eliminate such measure from your disclosure based on this guidance. Please advise.

RESPONSE:

The Company proposes to eliminate EBITDA disclosures from future filings.

Note 3 – Summary of Significant Accounting Policies and Use of Estimates

Prepaid Maintenance and Warranty Costs, page 54

3.

Your response to prior comment number 19 refers to SAB Topic 13, Section A.f, Question 5 to support your accounting policy for deferred costs. Specifically, you state that this guidance "provides that incremental direct acquisition costs should be deferred." However, the guidance you have referred to in your response only provides recognition guidance for costs that have been deferred; that is, it does not provide capitalization guidance for direct acquisition costs. Please refer to SAB Topic 13, Section A.f, Question 3 for capitalization guidance for direct acquisition costs. This guidance states that the staff believes that direct acquisition costs "may either be expensed as incurred or accounted for in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91." Therefore, please clarify whether you are applying the provisions of Technical Bulletin 90-1 or SFAS 91 to account for these costs. Please clarify how your accounting policy fully complies with the guidance that you are applying.

RESPONSE:

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The Company applies the provisions of Technical Bulletin 90-1. The amount of Prepaid Deferred Warranty Costs at December 31, 2006 was $1.5 million. To clarify, the Company's Prepaid Warranty Costs include amounts paid to technology insurance vendors (prepaid insurance). These costs consist of the cost of insurance required by certain states for extended or enhanced warranties sold by the Company in those states. The insurance acquired at the initiation of the contract is a direct and incremental cost and covers the term of the contract. The cost of the insurance is properly deferred under paragraph 4 of Technical Bulletin 90-1 which provides that “costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized.” These costs are therefore deferred and charged to expense in proportion to the revenue recognized as required under paragraph 4 of Technical Bulletin 90-1.

The Company directly performs warranty services that are not outsourced. It also uses a third party vendor that charges it for warranty services on a per incident basis. In both cases, the Company expenses these costs as incurred as required by Technical Bulletin 90-1.

Revenue Recognition, 55

4.

Your response to prior comment number 13 indicates that you defer revenue in arrangements where you have not established VSOE of fair value of a delivered software element pursuant to paragraph 58 of SOP 97-2. However, your response to prior comment number 12 states that you have established VSOE of fair value of all of the undelivered PCS elements in your arrangements. If this is correct, you would be permitted to allocate fair value to the delivered and undelivered elements in your arrangements by utilizing the residual method pursuant to paragraph 6.b of SOP 98-9. Therefore, please clarify why you do not apply paragraph 6.b of SOP 98-9 when you have not established VSOE of fair value of the delivered elements in an arrangement, but have established VSOE of fair value of all of the undelivered elements. Please clarify the impact of applying the residual method to your financial statements for the fiscal years ended December 31, 2006 and 2005. As part of your response, tell us how much revenue you have deferred as of December 31, 2006 and 2005 based on the application of paragraph 58 of SOP 97-2.

RESPONSE:

To clarify, the nature of the Company's business as it pertains to software sales has changed significantly from 2005 to 2006. Prior to the acquisition of MPC Computers in July 2005 the Company was a software company with two primary HyperSpace software products. During this time, it had VSOE of fair value of all of the elements in its arrangements. The Company no longer has any material sales of this product, but continues to provide renewals of maintenance contracts. Its list prices are its renewal rates for this product. After the acquisition of MPC Computers, the Company's business has consisted primarily of hardware products and as a reseller of third party products including software and software-related elements such as

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maintenance agreements. It has separately stated list prices for these elements for which it sells at these prices less discounts. The price of the software-related elements may vary from customer to customer, generally only from volume rated discounts. The majority of the sales are to the Veterans Administration and other Federal agencies. The Company determines VSOE of fair value based on a review of, and comparison to, separate PCS sales of similar customers, type of element and volume. To the extent it does not have VSOE from separate PCS sales, it will defer the software and the maintenance over the term of the agreement.

The Staff has inferred from a prior response that the Company has established VSOE of fair value of all of the undelivered PCS elements in its arrangements. Generally, the Company has VSOE of undelivered PCS elements of its HyperSpace product, but for the PCS elements it sells as a reseller, it has found it difficult to establish VSOE because of a wider variety of products and a much lower volume of the particular products and related PCS. Generally, for this class of sales, it is not able to apply the residual method because it is unable to establish VSOE for the undelivered PCS elements.

5.

We note your response to prior comment number 14 with respect to your sales arrangements where the product is not on hand and is ordered from the vendor and drop shipped to the customer. Please provide your complete analysis of EITF 99-19 supporting your conclusion that revenue from these arrangements should be presented on a gross basis. In addition, please address the following specific comments with respect to your response:

RESPONSE:

Please see attached memo for a complete analysis of the third party sales arrangements and our responses below to questions 6, 7, and 8.

6.

Your response states that you are the primary obligator in these arrangements. Your response further states that you purchase the products FOB Origin and title transfers to the customer upon delivery. Therefore, it appears you only have title to these products during shipping. Please clarify how you evaluate paragraph 7 of EITF 00-19 states, "[r]esponsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment" when determining that you are the primary obligator in these arrangements.

RESPONSE:

We believe your reference is EITF 99-19 Para 7. The Company does not merely arrange transportation for the product. Its involvement includes determining the needs of the customer and specifications for the product, selecting the appropriate manufacturer, ordering the product if not in inventory, ensuring delivery, and at times providing installation and follow-up as appropriate. It is responsible for the

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fulfillment of the order placed by the customer which includes the acceptability of the product or service ordered. In addition, many of the Company's products are shipped from it and/or a third party vendor to an “integrator” who packages the product in hard cases and then ships to the customer. Because the Company adds value to the process, it is more than an agent or broker in the arrangement. Further, the Company records a liability for product shipped by the third supplier because it believes it meets the definition of a liability under CON 6.

7.

Your response states that you have general inventory risk in these arrangements. However, it appears that you only have inventory risk during shipping, which is not considered general inventory risk pursuant to paragraph 8 of EITF 99-19. In this respect, paragraph 8 of EITF 99-19 states, "[g]eneral inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory)..." In addition, your response indicates that you have back-end inventory risk as you accept returns from your customers. Clarify whether you have the right to return products to the suppliers. If your arrangements with your suppliers to provide for return rights, this would significantly reduce or essentially eliminate your back-end inventory risk. Please advise.

RESPONSE:

As previously mentioned, the majority of the Company's third party sales are with the Federal government and it is required to accept returns regardless of return privileges of the supplier/manufacturer. The Company's other standard arrangements on third-party products provide for a refund within ten days of shipment by it or by the supplier/manufacturer, provided the supplier/manufacturer of the third-party product offers return privileges to the Company (unless otherwise agreed to in writing by the Company.) It has no price protection from the supplier. If the product is returned by the Company to the supplier unopened within 30 days it is not charged a restocking fee. If the product is opened, or the product is returned to the Company by the customer beyond 30 days, it is either charged a restocking fee (if the Company is allowed to return it), or otherwise, the Company cannot return the product to the supplier and must carry the inventory. This product is maintained in inventory for warranty support or is sold to another customer as “B-stock”. It cannot be sold as new product. The Company therefore has back-end inventory risk and general inventory risk pursuant to EITF 99-19.

8.

Your response to prior comment number 15 states, "[y]our extended warranty/maintenance agreements are between the customer and the third party provider." Since the customer and third party provider execute a separate agreement to fulfill extended warranty and maintenance services, please clarify why you believe that you are the primary obligator for these services. Please clarify the exact responsibility you have in providing the warranty or maintenance service to the customer. Explain whether you would be obligated to compensate the third party service provider for services performed in the event the customer was unwilling or unable to pay for the

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service. In addition, further specify how the warranty and maintenance agreements are covered by the prime contract between you and the customer. Clarify whether you have any recourse against the service provider if they are unable to perform the warranty or maintenance services.

RESPONSE:

As previously mentioned, substantially all of the Company's third party sales are under a prime Federal contract. Under these contracts, the Company has the responsibility to provide an extended warranty/maintenance agreement as required to fulfill the terms of the prime contact. It accomplishes this by outsourcing to a third party provider. The Company records the service contract with the product on the same order. The Company supplies the contract and product information sold to the customer to the Service Provider. It pays the Service Provider at the time of services sold, in full. The Company has risk if the customer does not pay it for the services.

The Service Provider performs the services under the terms detailed in the service contract. In cases where problems arise out of the performance of the contract, the problem is escalated within the Company to resolve the issue. The Company would try to resolve the issue by other means-internally, with help from the manufacturer, or another service provider. In the event of non-performance it would seek reimbursement for an appropriate portion of the contract. Under the prime contract, the customer ultimately looks to the Company to ensure performance.

Please note that total gross revenue for third party service contacts for the year ended December 31, 2006 was $122 thousand, and is therefore not material to the Company's operating results.

The Company specifically waives the provisions of Section 8(a) of the Securities Act of 1933, as amended, (the "Securities Act") concerning the effective date of the Registration Statement. As a point of reference, however, we wish to advise you on behalf of the Company that the Company will be requesting acceleration of the effectiveness of the Company's Registration Statement on Form S-3, as amended, as soon as practicable after any comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461 under the Securities Act, such requests may be made either in writing or orally. If the requests are made orally, we advise you that the Company is aware of its obligations under the Securities Act in connection with requests for acceleration.

The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact the undersigned at (303) 291-2314.

Very truly yours,

/s/ Sonny Allison

Sonny Allison

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cc:	Chris White (United States Securities and Exchange Commission, Division of Corporation Finance)

Stephen Krikorian (United States Securities and Exchange Commission, Division of Corporation Finance)

John P. Yeros (MPC Corporation)
Curtis Akey (MPC Corporation)
Mike Whyte (MPC Corporation)
Matt Savely (MPC Corporation)
Brian T. Hansen (Holland & Hart)
Patrick Simpson (Perkins Coie)

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